Tri-Continental Corporation
                                  Exhibit 77 C
                 Matters Submitted to a Vote of Security Holders






Tri-Continental Corporation Stockholders voted on the following proposals at the Annual Meeting of Stockholders on May 19, 2005, in Sarasota, Florida. The description of each proposal and number of shares voted are as follows:


                           For                       Withheld
Election of Directors:  78,346,919.297          4,674,499.180
Betsy S. Michel         78,401,763.646          4,619,653.831
James N. Whitson        78,393,434.073          4,627,984.404
Brian T. Zino

                        For               Against          Abstain
Ratification of Deloitte & Touche LLP
as Auditors            80,923,857.734  1,166,635.471  930,882.222